U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Year Quarter Ended: March 31, 2001.

           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR

For the Transition Period Ended:


           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION


                             UNIVERSAL EXPRESS, INC.
                            -------------------------
                             Full Name of Registrant

                            1350 BROADWAY, SUITE 1203
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               NEW YORK, NY 10018
                               -------------------
                            City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate) [X]

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before thefifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

           State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has not been able to compile the requisite financial data necessary to enable the Company to have sufficient time to complete the Company's financial statements by May 15, 2001, which is the required filing date for the Company's quarterly report on Form 10-Q, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification


CHRISTOPHER GUNDERSON, ESQ.             (212)                  239-2570
---------------------------             -----                  --------
        (Name)                       (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes     [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             UNIVERSAL EXPRESS, INC.
                           -------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2001                            By: /S/ RICHARD ALTOMARE
                                                  ---------------------
                                                  Richard Altomare
                                                  Title: Chief Executive Officer